

October 24, 2017

Ben Terry Rudd
Chief Executive Officer
RTO Finance Corp
5 Portofino Dr. Suite 2002
Gulf Breeze, FL 32561

      Re: RTO Finance Corp
               Offering Statement on Form 1-A
               Filed September 27, 2017
               File No. 024-10748

Dear Mr. Rudd:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Part I.

1. We note the involvement of Adamson brothers. In part II please disclose your arrangements with Adamson including the services they will provide and how they are being compensated for their services in relation to this offering.

Anticipated fees in connection with this offering and names of service providers

2. Please complete this section in your next filing or advise.

Part II.

Offering Circular Cover Page

3. Please identify which disclosure format is being followed. Refer to Part II(a)(1) of Form 1-A.

4. Please include a footnote to quantify the total offering expenses to be borne by you in connection with the offering, assuming the maximum offering conditions. Refer to Instruction 6 to Item 1(e) of Part II to Form 1-A.

Offering Circular Summary

The Company

5. Please revise this section to include significant additional information summarizing the Company's proposed business. A discussion should include but not be limited to:

   - The market and market area the company will operate in;
   - Details of the marketing plan;
   - The specific financing products to be offered, including loan sizes, interest rates, terms and fees charged;
   - Distinguish between different aspects of your business (purchases, RTO, etc.)
   - Loan-to-value ratio policies
   - Appraisal and collateral policies;
   - Credit analysis
   - Licensing requirements and regulatory environment; and
   - Personnel experience.

6. Please also revise your disclosure to clearly identify each product and service you intend to offer if there is more than one type of financing you will offer.

The Mobile Storage Services Industry

7. We note references to third-party market predictions from an analyst, please ensure that you have disclosed the date of the report in your offering document.

MD&A

Plan of Operations

8. We note the statement that "over the next twelve months, the Company intends to raise capital from the equity markets." Please clarify if this is in addition to the current offering and, if so, expand to describe how, what amounts and any associated risks or dependence on this capital.

9. Revise the second paragraph to provide the basis for the information on Premier.

10. Please expand your Plan of Operations disclosure to clarify whether you will finance the purchase of storage units or only the rental of storage units and what you mean by "commercial RTO contract financing."

11. Clarify what you mean by, and make your use of these terms consistent: RTO investors, RTO investors of Premier Builders, RTO contract investors and RTO contracts. Explain who the typical parties are to these RTO contracts. Explain what is involved in financing a RTO contract.

12. We note the disclosure that you "will obtain a Three Month Non-refundable Payment Reserve to provide payment reserve and payment assurance in the event of a declined ACH debit and/or a collective loan loss reserve" and "Each RTO Investor approved for business with RTOF will be required to maintain an escrow account equal to two fixed monthly P&I payments with RTOF." Please reconcile or advise these seemingly inconsistent disclosures.

Risks Relating to Our Securities

13. We note that that your auditor has indicated that the financial statements have been prepared assuming that the company will continue as a going concern. Please include a risk factor the beginning of your risk factors section discussing the substantial doubt about your ability to continue as a going concern.

Description of Business

Corporate History

14. We note the statement that on September 9, 2017 the Company issued 25 million shares. Please reconcile with disclosure elsewhere that 20 million shares were issued and are currently outstanding.

RTO Contract Industry Overview

15. Noting the disclosure here, please explain the terms and details of a typical "RTO contract" that would be sold, including if these are sold at a discount to investors.

The Business Model Overview

16. You reference an exclusive agreement with Premier Builders for them to promote you as a source of financing to their RTO contract investors. Please expand to disclose the material terms of the agreement and file the agreement as an Exhibit. Also, please advise with a view towards disclosure whether there is any affiliation between RTOF and Premier Builders.

17. For context, here or elsewhere please provide a range of amounts that you expect to finance for purchase and for RTO contract amounts.

RTO Investors Return on Investment

18. We note the statements "Quarterly capital distributions and Annual dividend distributions will be made to investors in RTOF. There will be a minimum return on investment of 7.00% to each investor in RTOF." Please clarify whether you mean shareholders purchasing in this offering or who these investors are and the terms for these dividend payments. Also distinguish or reconcile these disclosures with disclosure in the Risk Factors and elsewhere that shareholders are not likely to receive any dividends on your common stock for the foreseeable future and that you currently intend to invest future earnings to fund growth.

Use of Proceeds

19. Please reconcile the various disclosures on use of proceeds. For example we note that in the summary of risk factors you state that proceeds will be used to finance storage units as well as the respective RTO contracts, whereas in the Summary those uses are not disclosed. Please also quantify, if known, the amount or percentage to be used for each purpose and any specific plans regarding the stated purposes. See Item 6 of Form 1-A. waive- just sloppy writing as proceeds will be used to lend money.

20. Please describe any anticipated material changes in the use of proceeds if all of the securities being qualified are not sold. See Item 6 of Form 1-A.

Description of Facilities

21. Please disclose whether the office space is owned or leased.

Directors And Executive Officers And Corporate Governance

Ben Terry Rudd- CEO, CFO and Director

22. We note the statement that Mr. Rudd owns and operates a similar type company. Please expand to identify such company and whether Mr. Rudd will work full-time for RTOF and, if not, the number of hours expected to work for RTOF on a weekly basis. Also disclose whether there is any conflict of interest between RTOF and this other company; for example, could there be opportunities for both RTOF and this other company that Mr. Rudd could divert to the other company. In addition, will there be any financing from RTOF for Mr. Rudd's business or other activities or other related party transactions.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Cara Lubit, Staff Accountant, at 202-551-5909 or Hugh West, Accounting Branch Chief, at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston, Staff Attorney, at 202-551-3448 or me at 202-551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Staff Attorney
Office of Financial Services

cc: Andy Altahawi